UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER

SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION

OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-41230

AIB ACQUISITION CORPORATION

(Exact name of registrant as specified in its charter)

875 Third Avenue, Suite M204A

New York, NY 10022

(212) 380-8128

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Units, each consisting of one Class A Ordinary Share and one Right to receive one-tenth of one Class A Ordinary Share upon the consummation of an initial business combination

Class A Ordinary Shares, $0.0001 par value per share

Rights, every ten rights entitling the holder to receive one Class A Ordinary Share upon the consummation of an initial business combination

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

Units, each consisting of one Class A Ordinary Share and one Right to receive one-tenth of one Class A Ordinary Share upon the consummation of an initial business combination: 0

Class A Ordinary Shares, $0.0001 par value per share: 1

Rights, every ten rights entitling the holder to receive one Class A Ordinary Share upon the consummation of an initial business combination: 0

Pursuant to the requirements of the Securities Exchange Act of 1934, AIB Acquisition Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: August 1, 2024	AIB ACQUISITION CORPORATION

	By:	/s/ Yee Kit Chan
	Name:	Yee Kit Chan
	Title:	Director